15047106

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-13079

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Smith, Brown & Groover, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4001 Vineville Avenue
(No. and Street)

Macon (City) Georgia (State) 31210 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Holli Edwards 478-474-7004 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

TJS Deemer Dana, LLP
(Name – *if individual, state last, first, middle name*)

1004 Hillcrest Parkway (Address) Dublin (City) Georgia (State) 31021 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Raymond Smith, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Smith, Brown & Groover, Inc., as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

ANGELENE A. BROWN NOTARY EXPIRES GEORGIA JAN. 2, 2018 PUBLIC BIBB COUNTY

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

SMITH, BROWN & GROOVER, INC.

FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION

For the Year Ended December 31, 2014

TJS Deemer Dana LLP
CERTIFIED PUBLIC ACCOUNTANTS

SMITH, BROWN & GROOVER, INC.

FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION

For the Year Ended December 31, 2014

TJS Deemer Dana LLP
CERTIFIED PUBLIC ACCOUNTANTS

tjsdd.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Smith, Brown & Groover, Inc.
Macon, Georgia

We have audited the accompanying statement of financial condition of Smith, Brown & Groover, Inc. as of December 31, 2014, and the related statements of income, changes in stockholders' equity and cash flows for the year then ended, and the related notes to the financial statements. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Smith, Brown & Groover, Inc. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The supplementary information contained in Schedules I through IV (the Supplemental Information) has been subjected to audit procedures performed in conjunction with the audit of Smith, Brown & Groover Inc.'s financial statements. The Supplemental Information is the responsibility of Smith, Brown & Groover Inc.'s management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, in forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplementary information contained in the Schedules referred to above is fairly stated, in all material respects, in relation to the financial statements as a whole.

TJS Deemer Dana LLP

Dublin, Georgia
February 20, 2015

1004 Hillcrest Parkway
Dublin, GA 31021
PHONE: 478.272.2030
FAX: 478.272.3318

2905 Premiere Parkway
Suite 100
Duluth, GA 30097
PHONE: 678.242.1300
FAX: 770.498.1419

118 Park of Commerce Drive
Suite 200
Savannah, GA 31405
PHONE: 912.238.1001
FAX: 912.238.1701

SMITH, BROWN & GROOVER, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2014

ASSETS		
Cash	$	36,796
Cash in segregated accounts		78,862
Cash - clearing service escrow deposit		28,202
Marketable securities at market value		244,490
Furniture, equipment, and leasehold improvements, at cost, less accumulated depreciation and amortization of $307,225		112,864
Prepaid expenses		25,730
Income tax refund receivable		5,510
Commissions receivable		23,476
Note receivable from Stockholder		151,792
Employee advances		75,000
Fees receivable		85,500
Total assets	$	868,222
LIABILITIES		
Payable to clearing broker	$	1,962
Deferred tax liability		2,015
Accounts payable, accrued expenses and other liabilities		55,822
Total liabilities		59,799
STOCKHOLDER'S EQUITY		
Common stock, $100 par value, 500 shares authorized, 260 shares issued		26,000
Retained earnings		785,092
		811,092
Cost of 1 share of common stock held by the Company		(2,669)
Total stockholder's equity		808,423
Total liabilities and stockholder's equity	$	868,222

The accompanying notes are an integral part of these financial statements.

SMITH, BROWN & GROOVER, INC.

STATEMENT OF INCOME

For the Year Ended December 31, 2014

REVENUES	
Securities commissions	$ 148,169
Net gains and income on investment accounts	3,414
Margin interest	3,445
Revenue from sale of investment company shares	2,117,967
Investment advisory fees	383,892
Other revenue related to securities business	2,255
Interest	5,292
Total revenues	2,664,434
EXPENSES	
Compensation and benefits	2,084,326
Communications	61,134
Occupancy and equipment costs	159,463
Losses in error account and bad debts	2,882
Data processing costs	24,622
Regulatory fees and expenses	81,858
Exchange, clearance fees and expenses	89,309
Other	109,569
Total expenses	2,613,163
INCOME BEFORE INCOME TAX PROVISION	51,271
PROVISION FOR INCOME TAXES	
Current income tax provision	7,331
Deferred income tax provision	4,524
	11,855
NET INCOME	$ 39,416

The accompanying notes are an integral part of these financial statements.

SMITH, BROWN & GROOVER, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

For the Year Ended December 31, 2014

	Common Stock		Retained Earnings	Treasury Stock	Total
	Shares	Amount			
Balances at January 1, 2014	260	$ 26,000	$ 745,676	$ (2,669)	$ 769,007
Net income			39,416		39,416
Balances at December 31, 2014	260	$ 26,000	$ 785,092	$ (2,669)	$ 808,423

The accompanying notes are an integral part of these financial statements.

SMITH, BROWN & GROOVER, INC.

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2014

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 39,416
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	18,241
Net realized and unrealized gain on investments	(2,894)
(Increase) decrease in:	
Prepaid expenses and income taxes	10,876
Income tax refunds receivable	2,183
Commissions receivable	50,648
Fees receivable	(12,500)
Deferred tax benefit	2,509
Employee advances	6,202
Increase (decrease) in:	
Payable to clearing broker	(796)
Accounts payable and other liabilities	(37,960)
Deferred tax liability	2,015
Other, net	(9,970)
Net cash provided by operating activities	67,970
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of equipment and vehicle	(99,792)
Purchases of investments	(3,041,237)
Proceeds from sale of investments	3,040,046
Loan with shareholder, net	4,058
Net cash used by investing activities	(96,925)

The accompanying notes are an integral part of these financial statements.

SMITH, BROWN & GROOVER, INC.

STATEMENT OF CASH FLOWS
(Continued)

For the Year Ended December 31, 2014

CASH AND CASH EQUIVALENTS, beginning		65,751
CASH AND CASH EQUIVALENTS, ending	$	36,796
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION		
Interest paid	$	-
Income taxes paid	$	13,000

The accompanying notes are an integral part of these financial statements.

NOTES TO FINANCIAL STATEMENTS

1. NATURE OF OPERATIONS

Smith, Brown & Groover, Inc. is a securities broker-dealer registered with the SEC and a member of FINRA. The Company's principal products and services are stocks, bonds, mutual funds, insurance, and annuities. The Company's customers are primarily individuals in the middle Georgia area.

2. SIGNIFICANT ACCOUNTING POLICIES

Securities Owned

Proprietary securities transactions in regular-way trades are recorded on the trade-date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade-date basis. Customers' securities transactions are reported on a settlement-date basis with related commission income and expenses reported on a trade-date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Securities are recorded at fair value in accordance with Financial Accounting Standards Board (FASB) ASC 820, *Fair Value Measurements and Disclosures.*

Commissions

Commissions and related clearing expenses are recorded on a settlement-date basis as securities transactions occur and adjusted annually to trade-date basis if materially different from settlement-date basis.

Investment Advisory Income

Investment advisory fees are received quarterly but are recognized as earned on a pro rata basis over the term of the contract.

Depreciation and Amortization

The Company capitalizes property with a cost of at least $1,000 and a useful life of more than one year. Furniture, equipment, software, and the automobile are depreciated over a period of five to ten years using the straight-line depreciation method. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease. Depreciation and amortization expense for the year totaled $18,241.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Clearing Broker

The Company clears most of its proprietary and customer transactions through another broker-dealer on a fully disclosed basis. The payable to clearing broker represents clearing and administrative fees due to the clearing broker in excess of commission receivable from the clearing broker.

Statement of Cash Flows

For the purpose of reporting cash flows, cash and cash equivalents include operating cash in bank accounts and money market funds. Money market funds held in the investment account are treated as investments. Cash segregated under SEC rules and held in escrow for the clearing broker is not a part of operating cash.

Advertising

The Company expenses the cost of advertising the first time the advertising activity takes place. Advertising expenses total $35,328 for the year ended December 31, 2014.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between tax and book depreciation of property and equipment and the basis of loans and of marketable securities for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences which will either be taxable or deductible when the assets and liabilities are recovered or settled.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets, liabilities, revenues, and expenses during the reporting period. Actual results could differ from those estimates.

3. SEGREGATED CASH

Cash of $63,918 is segregated in a special reserve bank account for the benefit of customers under Rule 15c-3 of the Securities and Exchange Commission. Customer funds of $14,944 are also segregated in accordance with Securities and Exchange Commission rules.

4. FAIR VALUE MEASUREMENT

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, whether directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The following presents the fair value of the Company's Level 1 type assets measured on a recurring basis as of December 31, 2014:

	Level 1
Money market funds	$ 108,538
Corporate stocks	135,952
	$ 244,490

Total marketable securities at cost were $257,358. Net unrealized loss from market value depreciation was $12,920 during the year ended December 31, 2014.

There were no Level 2 or 3 inputs as of December 31, 2014. There were no liabilities requiring fair market value measurement.

5. PROPERTY AND EQUIPMENT

Property and equipment consisted of the following, at cost:

Office furniture and equipment	$	213,841
Leasehold improvements		11,819
Automobiles		162,628
Software		31,801
	$	420,089

6. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission (SEC) Uniform Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2014, the Company had net capital, as defined by Rule 15c3-1 of $319,631, which is $69,631 above its required net capital of $250,000. The Company's net capital ratio was .19 to 1.

7. SHORT-TERM LOANS

The Company has a $250,000 line of credit with Heritage Bank of the South, with interest accrued on the outstanding balance at the prime rate. At December 31, 2014, there was no debt outstanding. The line of credit is guaranteed by an officer of the Company.

8. EMPLOYEE BENEFITS

The Company has a 401k safe harbor matching plan in which all employees age 21 and over with one year of service are eligible to participate. The Company matches up to 4% of eligible compensation. Employer matching contributions totaled $42,559.

9. RELATED PARTY TRANSACTIONS

<u>Operating Lease</u>

The Company has an operating lease for office space with the stockholder. Rent is $10,000 per month for a term of 5 years beginning January 1, 2011, and ending on December 31, 2015. The lease rate can be adjusted annually but not by more than 10% per annum. Future minimum annual lease payments for the term of the office lease are $120,000. Total rent paid under the above operating lease was $120,000 for the year ended December 31, 2014.

9. RELATED PARTY TRANSACTIONS (continued)

Note Receivable

The shareholder note is renewable annually and bears interest at the rate of 3.25% per annum. Interest on the note is due on or before December 31 of each year.

10. INCOME TAXES

The 2014 taxable income differs from net income on the statement of income because of nondeductible expenses, a difference between book and tax depreciation, unrealized losses on marketable securities held for investment and deductible carryover losses on marketable securities.

The net deferred tax liabiltiy in the accompanying statement of financial condition includes the following amounts of deferred tax assets and liabilities:

Deferred tax liabilities	$	(4,601)
Deferred tax assets		2,586
Net deferred tax liability	$	(2,015)

The deferred tax liability results from a deductible state capital loss carryforward, unrealized gains and losses in market value of securities held for investment, and the difference between tax and book basis of depreciable property and loans.

Under the provisions of FASB ASC 740-10-25, the company must recognize the tax benefit associated with uncertain tax positions taken for tax purposes when it is more likely than not the position will be sustained under review by the Internal Revenue Service (IRS). The Company does not believe there are any uncertain tax positions and, accordingly, it has not recognized any liability for unrecognized tax benefits. The Company's federal and state tax returns are subject to examination by the IRS for three years after they are filed.

11. OPERATING LEASES

In addition to the office lease disclosed in Note 9, the Company entered into a 60 month non-cancellable lease for a new copier in 2014 that expires November 2019. The non-cancellable lease expense for 2014 was $3,374. The future minimum payments under the lease are $5,040 for years 2015 through 2018 and $4,200 for year 2019 for a total of $24,360.

12. CONCENTRATIONS

The Company has diversified its credit risk for cash by maintaining deposits in two banks. Accounts at each institution are insured entirely by the Federal Deposit Insurance Corporation (FDIC). Cash held in brokerage accounts totaled $1,670 and was not insured.

The Company derived 6% of its total revenue from the sale of mutual funds and mutual fund dealer commissions and 73% of its total revenue from the sale of annuities during the year ended December 31, 2014. The Company received 73% of its commissions from annuity sales from two issuers.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

13. SUBSEQUENT EVENTS

The Company has performed an evaluation of subsequent events through February 20, 2015, the date upon which the Company's financial statements were available for issue. The Company has not evaluated subsequent events after this date.

TJS Deemer Dana LLP
CERTIFIED PUBLIC ACCOUNTANTS

tjsdd.com

INDEPENDENT AUDITOR'S REPORT ON THE SUPPLEMENTARY SCHEDULE OF EXPENSES

To the Board of Directors
Smith, Brown & Groover, Inc.
Macon, Georgia

We have audited the financial statements of Smith, Brown & Groover, Inc. as of and for the year ended December 31, 2014, and have issued our report thereon, dated February 20, 2015, which contained an unmodified opinion on those financial statements. Our audit was performed for the purpose of forming an opinion on the financial statements as a whole.

The accompanying supplementary information contained in the Schedule of Expenses is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audits of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the schedule of expenses is fairly stated in all material respects in relation to the financial statements as a whole.

TJS Deemer Dana LLP

Dublin, Georgia
February 20, 2015

1004 Hillcrest Parkway
Dublin, GA 31021
PHONE: 478.272.2030
FAX: 478.272.3318

2905 Premiere Parkway
Suite 100
Duluth, GA 30097
PHONE: 678.242.1300
FAX: 770.498.1419

118 Park of Commerce Drive
Suite 200
Savannah, GA 31405
PHONE: 912.238.1001
FAX: 912.238.1701

SMITH, BROWN & GROOVER, INC.

SUPPLEMENTARY SCHEDULE OF EXPENSES

For the Year Ended December 31, 2014

COMPENSATION AND BENEFITS		
Commissions to registered representatives	$	488,235
Stockholder's compensation		846,764
Clerical salaries		589,417
Insurance - employee benefits		55,157
Payroll taxes		61,369
Profit sharing plan expense		43,384
		2,084,326
COMMUNICATIONS		
Office supplies		15,911
Telephone		3,089
Postage		6,806
Advertising		35,328
		61,134
OCCUPANCY AND EQUIPMENT COST		
Rent		120,000
Building insurance		2,604
Utilities		31,875
Equipment rental		4,984
		159,463
LOSSES IN ERROR ACCOUNT AND BAD DEBTS		
Errors and omissions		2,882
DATA PROCESSING COSTS		
Computer software service and maintenance fees		24,622
REGULATORY FEES AND EXPENSES		
Professional fees		21,507
Insurance - errors and ommissions		18,122
Insurance and bond - required		3,775
Taxes, licenses, and fees		38,454
		81,858

SMITH, BROWN & GROOVER, INC.

SUPPLEMENTARY SCHEDULE OF EXPENSES (continued)

For the Year Ended December 31, 2014

EXCHANGE, CLEARANCE FEES AND EXPENSES	
Exchange fees	$ 2,298
Clearing broker administrative fees	43,407
Clearance fees	43,604
	89,309
OTHER	
Automobile expense	8,325
Contributions	1,100
Dues and subscriptions	2,020
Depreciation and amortization	18,241
Interest and penalties	3,868
Repairs and maintenance	16,725
Miscellaneous	12,607
Meals and entertainment	6,991
Temporary labor	13,924
Conference and travel	16,234
Consulting	7,886
Dues, fees and assessments	1,648
	109,569
	$ 2,613,163

SMITH, BROWN & GROOVER, INC.

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2014

NET CAPITAL		
Total stockholder's equity from statement of financial condition	$	808,423
Deduct stockholder's equity not allowable for net capital		-
Total stockholder's equity qualified for net capital		808,423
Add:		
Other (deductions) or allowable credits		-
Total capital		808,423
Deductions and/or charges:		
Nonallowable assets:		
Furniture, equipment, and leasehold improvements, net		112,864
Employee loans, uncollateralized		226,792
Prepaid expenses		25,730
Prepaid income taxes		5,510
Commissions and fees receivable		85,500
Total deductions and/or charges		456,396
Net capital before haircuts on securities positions		352,027
Haircuts on securities:		
Trading and investment securities		
Stocks and warrants		20,393
Other securities		2,171
Undue concentration		9,832
Total haircuts on securities		32,396
Net capital	$	319,631

SMITH, BROWN & GROOVER, INC.

SCHEDULE I (continued)
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION

December 31, 2014

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT (continued)		
Minimum net capital required (6-2/3% of aggregate indebtedness)	$	3,987
Minimum dollar net capital requirement of reporting broker	$	250,000
Net capital requirement (greater of the above)	$	250,000
Excess net capital	$	69,631
Net capital less the greater of 10% of AI or 120% of minimum net capital	$	19,631
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Total aggregate indebtedness liabilities from Statement of Financial Condition		59,799
Total aggregate indebtedness	$	59,799
Percentage of aggregate indebtedness to net capital		19%

SMITH, BROWN & GROOVER, INC.

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2014

CREDIT BALANCES:	
Free and other credit balances in customers' security accounts	$ -
DEBIT BALANCES:	
Debit balances in customers' cash and margin accounts	$ -
RESERVE COMPUTATION:	
Excess of total credits over total debits	$ -
105% of total credits over total debits	$ -
Amount held on deposit in Reserve Bank Account	$ 63,918
Required deposit	$ -

SMITH, BROWN & GROOVER, INC.

SCHEDULE III
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2014

State the market value and the number of items of:

1. Customers' fully paid securities and excess margin securities not in respondent's possession or control as of the report date (for which instructions were issued as of the report date but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3).

	$ 0
Number of items	0

2. Customers' fully paid and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags resulting from normal business operations" as permitted under Rule 15c3-3.

	$ 0
Number of items	0

3. Possession and control procedures have been tested and are functioning as required by Rule 15c3-3. (Y or N)

X	Yes
	No

SMITH, BROWN & GROOVER, INC.

SCHEDULE IV
RECONCILIATION WITH COMPANY'S COMPUTATIONS

December 31, 2014

Net capital, as reported in Company's Part II (Unaudited) FOCUS report	$	330,421
Net effect of other audit and closing adjustments on net income and equity		(22,355)
Broker correction after FOCUS was filed - haircuts and undue concentration		(8,775)
Audit and closing adjustments that decreased (increased) nonallowable assets		20,340
		(10,790)
Net capital per audited Schedule I	$	319,631

There were no differences between the Company's computation of reserve requirements and the audited computation of reserve requirements under Rule 15c3-3.

This report is deemed CONFIDENTIAL in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

TJS Deemer Dana LLP
CERTIFIED PUBLIC ACCOUNTANTS
tjsdd.com

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Board of Directors
Smith, Brown & Groover, Inc.
Macon, Georgia

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Smith, Brown & Groover, Inc. (the Company), the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and these other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries (check number 07202), noting no differences.
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences.
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers (audited trial balance), noting no differences.
4. Proved the mathematical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers (audited trial balance) supporting the adjustments, noting no differences.
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was computed, noting no differences. (None applied).

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

1004 Hillcrest Parkway
Dublin, GA 31021
PHONE: 478.272.2030
FAX: 478.272.3318

2905 Premiere Parkway
Suite 100
Duluth, GA 30097
PHONE: 678.242.1300
FAX: 770.498.1419

118 Park of Commerce Drive
Suite 200
Savannah, GA 31405
PHONE: 912.238.1001
FAX: 912.238.1701

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

TJS Deemer Dana LLP

Dublin, Georgia
February 20, 2015

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended **12/31/2014**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

17*17*********2217*********************MIXED AADC 220
013079 FINRA DEC
SMITH BROWN & GROOVER INC
4001 VINEVILLE AVE
MACON GA 31210-5039

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

HOLLI C. EDWARDS 478-474-7004

2. A. General Assessment (item 2e from page 2)		$ 1,151
B. Less payment made with SIPC-6 filed (exclude interest) 07-21-2014 Date Paid		(473)
C. Less prior overpayment applied		(-0-)
D. Assessment balance due or (overpayment)		678
E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum		-0-
F. Total assessment balance and interest due (or overpayment carried forward)		$ 678
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 678	
H. Overpayment carried forward	$(-0-)	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

SMITH, BROWN & GROOVER, INC.
(Name of Corporation, Partnership or other Organization)

[signature]
(Authorized Signature)

Dated the 17 day of FEBRUARY, 20 15.

PRESIDENT
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

Traced and agreed to audited financial info, no exceptions noted

recalculated appears reasonable

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2014 and ending 12/31/2014

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 2,664,434
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	2,664,434
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	2,120,222
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	43,604
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	3,414
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	35,328
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 1,378	
Enter the greater of line (i) or (ii)	1,378
Total deductions	2,203,946
2d. SIPC Net Operating Revenues	$ 460,488
2e. General Assessment @ .0025	$ 1,151

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